EXHIBIT 99.1

Westport Fuel Systems to Acquire Stako sp. z o.o., a World Leader in the Manufacturing of Liquified Petroleum Gas Fuel Storage

  Westport Fuel Systems broadens its offering by acquiring capability for liquified petroleum gas (also known as “LPG” or “Propane Autogas”) fuel storage manufacturing
  Bolt-on acquisition supports energy transition to cleaner fuels in emerging markets

VANCOUVER, British Columbia, May 28, 2021 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (TSX | Nasdaq: WPRT) (“Westport Fuel Systems” or the “Company”) today announced that it has reached an agreement to acquire Stako sp. z o.o., (“Stako”), the liquid petroleum gas fuel storage manufacturing subsidiary of Worthington Industries Inc. (“Worthington”) in a transaction valued at €5 Million.

Based in Słupsk, Poland, Stako is a world leading manufacturer of LPG fuel storage, supplying the aftermarket and original equipment manufacturer (“OEM”) market segments through a worldwide network of dealers. Stako’s current product range includes over 1,000 models of LPG storage tanks. Over the last 30 years, the company has supplied tanks to leading automobile manufacturers worldwide, including VW, Renault, Fiat, Hyundai, Opel, Ford, Maruti Suzuki and many others.

“The acquisition of Stako represents a fundamental step towards our ability to supply completely integrated fuel systems. As a foremost global supplier of alternative fuel systems, we are well-positioned to offer a range of industry-leading solutions to prominent global OEMs,” said David M. Johnson, Chief Executive Officer of Westport Fuel Systems. “LPG and bioLPG emit less CO2 and pollutant emissions such as NOx than diesel and petrol, and support the transition to cleaner fuels, particularly in emerging markets where supply and existing infrastructure investment for LPG is substantial.”

With almost 27 million vehicles powered by LPG globally, it is the most common alternative fuel used in the world today, due in large part because of the price advantage offered in many countries to operate an LPG vehicle versus higher operating costs for an equivalent model fueled by petrol or diesel.

Stako sp. z o.o. (www.stako.pl) started producing boilers, tanks and vessels in the 1960s. The company is one of the largest suppliers of LPG fuel storage tanks to the aftermarket segment, establishing valuable relationships with important OEMs over many years. It is a world leader in the production of LPG fuel storage (toroidal and cylindrical) for automotive applications.

Worthington Industries (NYSE:WOR) is a leading industrial manufacturing company delivering innovative solutions to customers that span many industries including transportation, construction, industrial, agriculture, retail and energy. Worthington is North America’s premier value-added steel processor and producer of laser welded products; and a leading global supplier of pressure cylinders and accessories for applications such as fuel storage, water systems, outdoor living, tools and celebrations. The Company’s brands, primarily sold in retail stores, include Coleman®, Bernzomatic®, Balloon Time®, Mag Torch®, Well-X-Trol®, General®, Garden-Weasel®, Pactool International® and Hawkeye™. Worthington’s WAVE joint venture with Armstrong is the North American leader in innovative ceiling solutions.

About Westport Fuel Systems

Westport Fuel Systems is driving innovation to power a cleaner tomorrow. The company is a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Westport’s technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, the company serves customers in more than 70 countries with leading global transportation brands. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking information" within the meaning of applicable securities laws ("forward looking statements"). Forward looking statements are frequently characterized by words such as "expect", "intend", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this press release include statements regarding the timing and completion of the acquisition of Stako. These forward looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to the completion of the closing conditions for the acquisition of Stako, COVID-19, its duration, effects and government responses thereto, the general economy, solvency, governmental policies and regulation, fluctuations in foreign exchange rates, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position that are described in the Company's continuous disclosure filings available under the Company's SEDAR profile at www.sedar.com and under the Company's EDGAR profile at www.sec.gov. In addition, the effects and the impact of the COVID-19 outbreak, are unknown at this time and could cause actual results to differ materially from the forward-looking statements contained herein. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. The Company disclaims any obligation to publicly update or revise such statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by law.

Investor Inquiries:

Christine Marks
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com